Exhibit 21.1
Nordstrom, Inc. and Subsidiaries
Significant Subsidiaries of the Registrant
As of and for the fiscal year ended February 1, 2020

Name of Subsidiary	Jurisdiction of Incorporation

Nordstrom International Limited	Washington
Nordstrom Canada Holdings, LLC	Delaware
Trunk Club, Inc.	Delaware
Nordstrom Canada Leasing, LP	Alberta